Exhibit 23.1 - Consent of KPMG, LLP

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Enterprise Financial Services Corp:

We consent to the incorporation by reference in the registration statement on Form S-3 of Enterprise Financial Services Corp of our reports dated March 14, 2008, with respect to the consolidated balance sheets of Enterprise Financial Services Corp as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007 and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of Enterprise Financial Services Corp.

St. Louis, Missouri
January 16, 2009